Exhibit 21.1

Listing of Subsidiary Companies

Testmasters, Inc.
9620 Cheseapeake Drive, Suite 201
San Diego, CA 92123
A California corporation

Shadow Research International, Inc.
17301 W. Colfax, Suite 309
Golden, CO 80401
A Delaware corporation